UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 0-15279

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL COMMUNICATION, INC.

2550 Denali Street, Suite 1000

Anchorage, Alaska 99503

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	5

Notes to Financial Statements	6

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Signature	13

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974

Exhibit
Exhibit No. 23.1 – Consent of KPMG LLP (Independent Registered Public Accounting Firm) (filed herewith)

Report of Independent Registered Public Accounting Firm

The Plan Trustees

General Communication, Inc. Qualified

Employee Stock Purchase Plan

We have audited the accompanying statements of nets assets available for benefits of the General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(signed) KPMG LLP

Anchorage, Alaska

June 24, 2008

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

(Amounts in thousands)	2007	2006
Assets
Investments:
Participant directed:
Common stocks	$37,015	62,203
Mutual funds	52,714	7,744
Common/collective trust	9,199	---
Individually directed accounts	1,548	---
Cash equivalents	3	---
	100,479	69,947

Participant loans	2,243	1,891
Total investments	102,722	71,838

Receivables:
Employee contributions	636	474
Employer contributions	539	405
Pending settlements	31	1
Investment income	---	311
	1,206	1,191

Cash	---	49,013

Liabilities
Excess contributions refundable:
Employee	(287)	(363)
Employer	(99)	(219)
	(386)	(582)

Net assets available for benefits at fair value	103,542	121,460

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(20)	---

Net assets available for benefits	$103,522	121,460

See accompanying notes to financial statements.

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

(Amounts in thousands)	2007	2006

Additions to net assets attributed to:
Contributions:
Employee	$6,583	6,187
Employer	5,482	5,281
Total contributions	12,065	11,468

Investment income:
Net appreciation (depreciation) in fair value of investments	(29,217)	25,219
Dividend income	4,176	3,530
Interest income	273	143
Total investment income (loss)	(24,768)	28,892

Total additions (deductions)	(12,703)	40,360

Deductions to net assets attributed to:
Employee withdrawals	4,839	10,940
Corrective distribution of excess contributions	386	582
Administrative expenses	10	---
Total deductions	5,235	11,522

Net increase (decrease) in net assets available for benefits	(17,938)	28,838

Net assets available for benefits at beginning of period	121,460	92,622

Net assets available for benefits at end of period	$103,522	121,460

See accompanying notes to financial statements.

5

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

(1)	Description of Plan

The following description of the General Communication, Inc. Qualified Employee Stock Purchase Plan ("Plan") provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering employees of General Communication, Inc. (“GCI”) and affiliated companies (collectively, the "Company") who have completed one year of service, as defined in the Plan document. GCI and the Company are parties-in-interest.

Contributions

The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code"). A participant may elect the following methods to make employee contributions:

(1)	Salary Reduction Contributions which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution, or

(2)	Non-qualified Voluntary Contributions ("after-tax contributions") which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

Eligible employees of the Company may elect to reduce their compensation in any amount up to 50% of such compensation subject to a maximum of $15,500 and $15,000 in 2007 and 2006, respectively; they may contribute up to 10% of their compensation with after-tax dollars; or they may elect a combination of salary reduction and after-tax contributions.

The combination of salary reduction, after-tax, forfeited and matching contributions cannot exceed the lesser of 100% of any employee's compensation (determined after salary reduction), or $45,000 and $44,000 for 2007 and 2006, respectively. Compensation considered for all Plan purposes is subject to a compensation ceiling of $225,000 and $220,000 in 2007 and 2006, respectively. Eligible employees were allowed to make catch-up contributions of no more than $5,000 in 2007 and 2006. These catch-up contributions are not eligible to receive employer-matching contributions.

The Plan allows up to 100% matching, as determined each year by the Company’s Board of Directors, of employee contributions regardless of how the contribution is invested. No more than 10% of any one employee’s compensation will be matched in any pay period.

Company matching contributions made to the Plan may be invested in any Plan investment at any time. Company matching contributions are initially deposited as directed by the participant.

Matching amounts contributed to the Plan by the Company are not taxed to the employee until distribution upon retirement, hardship, disability, death or termination of employment. Plan earnings are taxable to the employee either upon distribution or, in the case of certain qualifying GCI common stock distributions, upon eventual disposition of the stock.

Participant Accounts

Each participant account is credited with the participant's contributions, employer matching contributions and allocations of Plan earnings and losses. Plan earnings and losses are allocated on a daily basis, based upon the number of shares held by each participant account. Participants may change their investment allocation on a daily basis.

Vesting

A participant's interest in his or her Salary Reduction Contributions and Non-qualified Voluntary Contributions is always fully vested and is not subject to forfeiture.

6	(Continued)

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

The participant's interest in the Company matched portion of their account (“Matching Account”) is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1 or more but less than 2	20%
2 or more but less than 3	30%
3 or more but less than 4	45%
4 or more but less than 5	60%
5 or more but less than 6	80%
6 or more	100%

Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

A participant's interest in their Matching Account fully vests without regard to the number of years of service when the participant, while still employed: (i) attains Normal Retirement Age (as defined in the Plan document) and retires under the terms of the Plan; (ii) dies; or (iii) becomes totally and permanently disabled. A participant's interest in their Matching Account fully vests upon termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, and receives a distribution of his or her vested account balance attributable to Company matching contributions not later than the close of the fifth Plan year following the Plan year in which participation terminated, then upon becoming an eligible employee, the participating employee will have the right to repay the distribution to the Plan in accordance with Plan provisions. The shares of that participating employee's account previously forfeited will be restored.

Forfeitures

If a participating employee terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account attributable to Company matching contributions which has not vested will be forfeited. All forfeited amounts are used to reduce future Company matching contributions. During 2007 and 2006, employer contributions were reduced by $160,000 and $371,000, respectively, from forfeited nonvested accounts. At December 31, 2007 and 2006, $194,000 and $152,000, respectively, had been forfeited but had not yet been used to reduce the Company’s matching contribution.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the portion of their account balance comprised of participant contributions and earnings upon such contributions. Loan transactions are treated as a transfer to (from) the appropriate investment fund (from) to the participant’s loan. Loan terms range from one to five years. Loans are secured by the vested balance in the participant’s account and earn interest at a fixed rate calculated at the loan date. The fixed rate is calculated using the prime rate reported in the Wall Street Journal at the loan date plus two percent. Principal and interest are paid ratably through semi-monthly payroll deductions.

7	(Continued)

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

(2)	Summary of Significant Accounting Policies

The Plan financial statements are based on the accrual method of accounting in accordance with generally accepted accounting principles. In preparing the financial statements, the Plan administrator is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and additions and deductions to (from) net assets for the period. Actual results could differ from those estimates and assumptions.

At December 31, 2007 and 2006, the fair values of GCI Class A common stock, Comcast Corporation Class A common stock, and AT&T Corporation common stock are based on the closing price as listed on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. At December 31, 2007 and 2006 the fair value of GCI Class B common stock is based on the closing price listed on the Over-the-Counter market Bulletin Board system. GCI Class B common stock is convertible share-for-share into GCI Class A common stock. Mutual fund investments are carried at fair value, as determined by individual fund management, based upon quoted market prices at December 31, 2007 and 2006.

The Union Bank of California Stable Value Fund is a stable value fund that is a commingled pool of the Pooled Investment Trust Funds of Union Bank of California, N.A. The fund primarily invests in stable value instruments and certain other fixed income or money market obligations or in a variety of collective investment vehicles which invests in such obligations. The contract value of the stable value fund represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The average yield to maturity and crediting interest rate for the fund was approximately 4.748% and 4.805%, respectively, at December 31, 2007.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Net appreciation and net depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end. Investment income is recorded when earned.

Pending settlements represent the value of sold or purchased securities during the three-business day settlement period.

Purchases and sales of securities are recorded on a trade-date basis.

Reclassifications have been made to the 2006 financial statements to make them comparable with the 2007 presentation.

(3)	Administration of Plan Assets

Union Bank of California is the Plan’s recordkeeper and asset trustee. Administrative expenses related to the Plan of $10,000 and $25,000 for the years ended December 31, 2007 and 2006, respectively, are paid directly by the Company to the recordkeeper and asset trustee. The asset trustee charges trade fees for all transactions in common stock investments. Trade fees for mutual fund investments, if any, are described in each fund’s prospectus. Company employees provide administrative support to the Plan but no employee receives compensation from the Plan.

8	(Continued)

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

(4)	Amendment or Termination

The Company's Board of Directors has reserved the right to amend or terminate the Plan. No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan. In the event of termination of the Plan, a participant with respect to the Plan becomes fully vested in his or her Matching Account.

(5)	Investments

The following investment choices were offered to Plan participants during the period ended December 31, 2007:

Common Stock:

•	GCI Class A and Class B
•	AT&T Inc.
•	Comcast Corporation

Mutual Funds:

•	Allianz RCM Technology Fund A
•	American Beacon Large Cap Value A
•	American Funds EuroPacific Growth R-4
•	Barclays Global Investors Lifepath Retire I
•	Barclays Global Investors Lifepath 2010 I
•	Barclays Global Investors Lifepath 2020 I
•	Barclays Global Investors Lifepath 2030 I
•	Barclays Global Investors Lifepath 2040 I
•	Eaton Vance Utilities Fund A
•	Fidelity Spartan Market Index
•	Harbor Capital Appreciation Admin
•	HighMark Capital Appreciation Admin
•	Managers Special Equity Fund
•	Phoenix Real Estate Sec Class A
•	Pimco Funds Total Return Admin

Common/Collective Trust:

•	Stable Value Fund Class B

Participants have the option of having self-directed benefit accounts where they may choose to buy any common stock or mutual fund.

Common stock investment prices per share at December 31, 2007 and 2006 follow:

	2007	2006
GCI Class A	$8.75	15.73
GCI Class B	8.75	15.90
AT&T Inc.	41.56	35.75
Comcast Corporation	18.26	42.33

Investments which represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006 follow (amounts in thousands):

	2007	2006
GCI Class A and Class B common stock	$36,620	61,653
Stable Value Fund Class B (contract value)	9,179	---
American Funds EuroPacific Growth R-4	8,738	---
Fidelity Spartan Market Index	8,341	---
American Beacon Large Cap Value A	6,309	---
Barclays Global Investors Lifepath 2020 I	5,660	--
Pimco Funds Total Return Admin	5,515	---

9	(Continued)

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

$80,362	61,653

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) have appreciated (depreciated) in value during the years ended December 31, 2007 and 2006 as follows (amounts in thousands):

	2007	2006
Common stock	$(27,288)	22,971
Mutual funds	(1,929)	2,248
	$(29,217)	25,219

(6)	Fair Values of Financial Instruments

The estimated fair values of the financial instruments included in the accompanying financial statements at December 31 follow:

	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Common stock	$37,015	37,015	62,203	62,203
Mutual funds	52,714	52,714	7,744	7,744
Common/collective trust	9,179	9,199	---	---
Individually directed accounts	1,548	1,548	---	---
Cash and cash equivalents	3	3	49,013	49,013
Participant loans	2,243	2,243	1,891	1,891
Receivables	1,206	1,206	1,191	1,191
Liabilities	(386)	(386)	(582)	(582)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:

Cash: The carrying amount approximates fair value because of the short-term maturity of these instruments.

Common stock: The carrying amount approximates fair value because these investments are carried at market values, based upon quoted prices.

Mutual funds: The carrying amount approximates fair value because these investments are carried at market values, based upon quoted prices.

Common/collective trust: These investments are carried at contract value. The fair value was determined by considering such factors as the benefit responsiveness of the contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by the issuer of an investment security. Individual assets of the synthetic investment contracts are generally valued at representative quoted market prices. Short term securities, if any, are stated at amortized cost, which approximates market value. Debt securities are valued on the basis of valuations furnished by a pricing service, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Securities for which market quotes are not readily available, or have quotes which management believes are not appropriate, are valued at fair value as determined in good faith by the Trustee of the common/collective trust. The fair value of the wrap contracts are determined using a discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated yield curve as of year end.

10	(Continued)

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

Participant loans: The carrying amount approximates fair value due to the shorter term of the participant loans.

(7)	Income Taxes

The Plan is qualified under Section 401(a) of the Code pursuant to a favorable tax determination letter dated June 25, 2002 obtained from the Internal Revenue Service. Although the most recent tax determination letter received by the Plan Sponsor does not yet reflect recent changes made to the Plan, the Plan Administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (amounts in thousands):

	2007	2006
Net assets available for plan benefits per the financial statements	$103,522	121,460
Less: Accrued participant withdrawals	(165)	---
Adjustment from contract value to fair value for the fully benefit-responsive investment contracts	20	---
Net assets available for Plan benefits per Form 5500	$103,377	121,460

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (amounts in thousands):

	2007	2006
Benefits paid to participants per the financial statements	$4,839	10,940
Add: Accrued participant withdrawals at December 31, 2007	165	---
Less: Accrued participant withdrawals at December 31, 2005	---	(473)
Benefits paid to participants per Form 5500	$5,004	10,467

The following is a reconciliation of investment income per the financial statements to the Form 5500 (amounts in thousands):

	2007	2006
Investment income (loss) per the financial statements	$(24,768)	28,892
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	20	---
Total investment income (loss) per Form 5500	$(24,748)	28,892

(9)	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

11

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

(Amounts in thousands, except share and unit amounts)
(a)		(b) Identity of Issue	(c) Description of Investment		(d) Cost	(e) Current Value
		Common stock:
*		GCI Class A common stock	4,106,803 shares	$	**	$35,935
*		GCI Class B common stock	78,284 shares			685
		AT&T Inc.	5,801 shares of common stock		**	241
		Comcast Corporation	8,457 shares of common stock		**	154
						37,015
		Mutual fund investments:
		Allianz RCM Technology Fund	4,917 shares		**	249
		American Beacon Large Cap Val A	281,779 shares		**	6,309
		American Funds EuroPacific R4	174,212 shares		**	8,738
		Barclays Global Inv Ret Port I	4,524 shares		**	52
		Barclays Global Lifepath 2010 I	72,628 shares		**	958
		Barclays Global Lifepath 2040 I	65,335 shares		**	1,328
		Barclays Global Lifepath 2030 I	138,038 shares		**	2,235
		Barclays Global Lifepath 2020 I	333,298 shares		**	5,660
		Eaton Vance Utilities Fund	206,973 shares		**	3,059
		Fidelity Spartan Market Index	203,931 shares		**	8,341
		Harbor Capital Apprec Admin	56,982 shares		**	2,119
		HighMark Small Cap Value Fid	333,252 shares		**	4,052
		Managers Special Equity Fund	27,095 shares		**	1,741
		Phoenix Real Estate Securities Fund	81,725 shares		**	2,358
		PIMCO Funds Total Return Adm	516,131 shares		**	5,515
						52,714

		Common Collective Trust
*		Stable Value Fund Class B	9,178,890 units		**	9,199

		Self-directed Brokerage Accounts	1,548,225 units		**	1,548

		Highmark Money Market Fund	3,382 units		**	3

*		Participant loans	Interest bearing at 6.00% to 10.25%		---	2,243
						$102,722
	*	Party-in-interest
	**	Not required for participant directed investments

		See accompanying report of independent registered public accounting firm.

12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GENERAL COMMUNICATION, INC.

QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Signature	Title	Date

/s/ John M. Lowber	Plan Administrator	June 24, 2008
John M. Lowber